		2008	2007	2006
Fixed Charges
	Interest expense	(1,991)	2,741	3,060
+	Interest within rental expense	4,284	2,388	2,037
+	Capitalised interest	1,225	2,680	3,255
Total fixed charges		3,518	7,809	8,352

Earnings
	Income before tax and minority interest	180,467	146,811	171,236
-	Equity in net inc. non-consolidated investees	(1,283)	(609)	(679)
+	Distributed income of equity investees	30	345	266
=	Income before taxes, minority interests and equity investees	179,214	146,547	170,823
+	Fixed charges	3,518	7,809	8,352
+	Ordinary depreciation of capitalised interest	1,613	1,453	1,289
-	Capitalised interest	(1,225)	(2,680)	(3,255)
Total earnings		183,120	153,129	177,209

Ratio		52.1	19.6	21.2